Exhibit 99.1

COSTAMARE INC.
Consolidated Balance Sheets
As of December 31, 2012 and June 30, 2013
(Expressed in thousands of U.S. dollars)
	December 31, 2012 (Audited)	June 30, 2013 (Unaudited)
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$267,321	$112,402
Restricted cash	5,330	6,243
Receivables	2,237	12,994
Inventories (Note 4)	9,398	14,385
Due from related parties (Note 3)	2,616	4,182
Fair value of derivatives (Note 15 and 16)	165	40
Insurance claims receivable	1,454	1,419
Accrued charter revenue (Note 10)	5,100	9,306
Prepayments and other	1,862	4,831
Vessel held for sale	4,441	-
Total current assets	299,924	165,802
FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 5)	339,552	271,022
Vessels, net (Note 6)	1,582,345	1,977,601
Total fixed assets, net	1,921,897	2,248,623
NON CURRENT ASSETS:
Deferred charges, net (Note 7)	34,099	33,162
Restricted cash	41,992	46,428
Accrued charter revenue (Note 10)	13,422	6,702
Total assets	$2,311,334	$2,500,717
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$162,169	$192,033
Accounts payable	5,882	10,148
Accrued liabilities	9,292	14,112
Unearned revenue (Note 10)	5,595	3,705
Fair value of derivatives (Note 15 and 16)	55,701	55,776
Other current liabilities	10,772	2,896
Total current liabilities	249,411	278,670
NON CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 9)	1,399,720	1,547,586
Fair value of derivatives, net of current portion (Note 15 and 16)	125,110	62,094
Unearned revenue, net of current portion (Note 10)	16,641	21,509
Total non-current liabilities	1,541,471	1,631,189
COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDERS’ EQUITY:
Common stock (Note 12)	8	8
Additional paid-in capital (Note 12)	714,100	714,100
Accumulated deficit	(40,814)	(25,915)
Accumulated other comprehensive loss (Notes 15 and 17)	(152,842)	(97,335)
Total stockholders’ equity	520,452	590,858
Total liabilities and stockholders’ equity	$2,311,334	$2,500,717

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Income
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)
	2012	2013
REVENUES:
Voyage revenue	$196,076	$191,566
EXPENSES:
Voyage expenses	(2,283)	(1,877)
Voyage expenses—related parties (Note 3)	(1,452)	(1,449)
Vessels’ operating expenses	(56,365)	(56,352)
General and administrative expenses	(2,099)	(2,243)
Management fees—related parties (Note 3)	(7,573)	(7,990)
Amortization of dry-docking and special survey costs (Note 7)	(3,936)	(4,029)
Depreciation (Note 6 and 17)	(39,881)	(41,489)
Gain on sale/disposal of vessels, net (Note 6)	1,303	6,460
Foreign exchange gains / (losses)	192	86
Operating income	83,982	82,683
OTHER INCOME (EXPENSES):
Interest income	716	409
Interest and finance costs (Note 13)	(38,237)	(34,108)
Other	(101)	847
Gain / (loss) on derivative instruments (Note 15)	(679)	5,460
Total other income (expenses)	(38,301)	(27,392)
Net Income	$45,681	$55,291
Earnings per common share, basic and diluted (Note 12)	$0.71	$0.74
Weighted average number of shares, basic and diluted	64,462,088	74,800,000

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Comprehensive Income
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars)

	2012	2013
Net income for the period	$45,681	$55,291
Other comprehensive income / (loss)
Unrealized gain/ (loss) on cash flow hedges, net (Note 15)	(11,154)	57,356
Net settlements on interest rate swaps qualifying for cash flow hedge (Note 9)	(1,458)	(1,861)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 17)	-	12

Other comprehensive income/(loss) for the period	$(12,612)	$55,507
Total comprehensive income for the period	$33,069	$110,798

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Stockholder’s Equity
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

					Retained Earnings (Accumulated Deficit)
	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income / (Loss)
	# of shares	Par value				Total

BALANCE, January 1, 2012	60,300,000	$6	$519,971	$(141,137)	$(48,854)	$329,986
- Net income	-	-	-	-	45,681	45,681
- Dividends	-	-	-	-	(34,587)	(34,587)
- Other comprehensive income/(loss)	-	-	-	(12,612)	-	(12,612)
- Follow-on offerings proceeds, net	7,500,000	1	100,990	-	-	100,991
- Follow-on offerings expenses	-	-	(407)	-	-	(407)
BALANCE, June 30, 2012	67,800,000	$7	$620,554	$(153,749)	$(37,760)	$429,052

BALANCE, January 1, 2013	74,800,000	$8	$714,100	$(152,842)	$(40,814)	$520,452
- Net income	-	-	-	-	55,291	55,291
- Dividends	-	-	-	-	(40,392)	(40,392)
- Other comprehensive income/(loss)	-	-	-	55,507	-	55,507
BALANCE, June 30, 2013	74,800,000	$8	$714,100	$(97,335)	$(25,915)	$590,858

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Cash Flows
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars)

	2012	2013

Cash Flows From Operating Activities:
Net income:	$45,681	$55,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	39,881	41,489
Amortization and write off of financing costs	540	611
Amortization of deferred dry-docking and special survey	3,936	4,029
Amortization of unearned revenue	(313)	-
Net settlements on interest rate swaps qualifying for cash flow hedge	(1,458)	(1,861)
Loss / (gain) on derivative instruments	679	(5,460)
Gain on sale/disposal of vessels, net	(1,303)	(6,460)
Changes in operating assets and liabilities:
Receivables	(786)	(10,757)
Due from related parties	3,064	(1,566)
Inventories	(3,314)	(4,987)
Insurance claims receivable	395	35
Prepayments and other	(1,144)	(2,969)
Accounts payable	2,163	4,266
Accrued liabilities	167	4,820
Unearned revenue	(992)	(1,142)
Other current liabilities	(90)	33
Dry-dockings	(4,069)	(3,903)
Accrued charter revenue	985	6,634
Net Cash provided by Operating Activities	84,022	78,103
Cash Flows From Investing Activities:
Advances for vessel acquisitions	(69,196)	(324,466)
Vessels acquisitions / Additions to vessel cost	(54,900)	(47,104)
Proceeds from the sale of vessels, net	17,426	6,652
Net Cash used in Investing Activities	(106,670)	(364,918)
Cash Flows From Financing Activities:
Follow-on offering proceeds, net of related expenses	100,584	-
Proceeds from long-term debt	199,300	251,868
Repayment of long-term debt	(90,232)	(74,138)
Payment of financing costs	(457)	(93)
Dividends paid	(34,587)	(40,392)
(Increase) / decrease in restricted cash	(8,266)	(5,349)
Net Cash provided by Financing Activities	166,342	131,896
Net increase / (decrease) in cash and cash equivalents	143,694	(154,919)
Cash and cash equivalents at beginning of the period	97,996	267,321
Cash and cash equivalents at end of the period	$241,690	$112,402
Supplemental Cash Information
Cash paid during the period for interest	$13,500	$13,961

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (the “predecessor companies”) owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended. Furthermore, on March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the United States Securities Act of 1933, as amended, and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. At June 30, 2013, members of the Family owned, directly or indirectly, approximately 64.8% of the outstanding common shares, in the aggregate.

As of December 31, 2012 and June 30, 2013, the Company owned and operated a fleet of 47 and 52 container vessels, respectively, with a total carrying capacity of approximately 239,498 TEU and 280,012 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At June 30, 2013, Costamare had 89 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except for two incorporated in the Republic of the Marshall Islands, out of which 52 operate vessels, 27 sold or disposed their vessels and became dormant, six were established in 2010 and 2011 to be used for the acquisition of six newbuild vessels (Note 5) and four were established to be used for future vessel acquisitions or investments.

Revenues for the six-month periods ended June 30, 2012 and 2013, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:
	2012	2013
A	33%	33%
B	23%	25%
C	17%	17%
D	10%	10%
Total	83%	85%

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2012. There have been no material changes to these policies in the six-month period ended June 30, 2013. Since January 1, 2013, the Company  adopted ASU 2013-02 issued by FASB in February 2013, “Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income”.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer, and as such is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services, certain commercial services, director and officer related insurance services and the provision of officers, Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company’s officers in aggregate). Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”) and CIEL Shipmanagement S.A. (“CIEL”) (up to April 2013), which are also controlled by Mr. Konstantakopoulos, or, a third party sub-manager, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in exchange for a daily fee for each containership. (We refer to Costamare Shipping, CIEL and Shanghai Costamare as our “affiliated managers”.)

Pursuant to the management agreement Costamare Shipping receives a daily fee for each containership as follows: (i) for each containership (subject to any charter other than a bareboat charter) it receives a daily fee of $0.884 since January 1, 2013 ( $0.850 for 2012 and 2011), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel, (ii) for each containership subject to a bareboat charter it receives a daily fee of $0.442 since January 1, 2013 ($0.425 for the period from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1) through December 31, 2012), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel.

The Company also pays to Costamare Shipping (i) a flat fee of $700  for the supervision of the construction of any newbuild vessel contracted by the Company, provided that such flat fee (which is fixed at the time of the ordering of any newbuild and remains constant until its delivery) will be annually adjusted upwards by 4% for any vessels ordered after December 31, 2012 and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet.

The initial term of the management agreement expires on December 31, 2015 and will be automatically extended in additional one-year increments until December 31, 2020, at which point it will expire. The daily management fee for each containership was fixed until December 31, 2012, and is thereafter annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd., pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece Ltd. Since April 2013, the Cell  has provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services, to Costamare Inc. container vessels (including all container vessels previously managed by CIEL), pursuant to separate management agreements entered into with V.Ships Greece Ltd. in respect of each container vessel, for a daily management fee.  Costamare Shipping remains the head manager for all vessels owned by the Company. The Cell also offers ship management services to third-party owners and the net profits from the operation of the Cell are split equally between V.Ships Greece Ltd. and Costamare Shipping. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company  to Costamare Shipping under the Group Management Agreement. As at June 30, 2013, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services, to 16 Costamare Inc. vessels, including two vessels for which York participated in their share capital (Notes 8 and 18(c)).

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

3. Transactions with Related Parties - continued:

Management fees charged by the Manager in the six-month periods ended June 30, 2012 and 2013, amounted to $6,026 and $7,090, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, the Manager charged (i) $1,449 for the six-month period ended June 30, 2013 ($1,452 for the six-month period ended June 30, 2012), representing a fee of 0.75% on all gross revenues, as provided in the management agreements, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income for the six-month periods ended June 30, 2012 and 2013, (ii) $500 for the  services of the Company’s officers in aggregate which is included in General and administrative expenses in the accompanying consolidated statements of income for the six-month periods ended June 30, 2012 and 2013 and (iii) $1,400 supervising fees for four newbuild vessel, which is recorded in Advances for vessels acquisition in the  accompanying 2013 consolidated balance sheet ($3,500 for ten vessels which is recorded in Advances for vessels acquisition in the accompanying 2012 consolidated balance sheet).

The balance due from the Manager at December 31, 2012 and June 30, 2013, amounted to $1,561 and $3,232, respectively, which are included in Due from related parties in the accompanying 2012 and 2013 consolidated balance sheets.

(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned, effective November 30, 2012, by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer (prior to November 30, 2012 Mr. Konstantinos Konstantakopoulos owned 50.2% and Mr. Dimitrios Lemonidis owned 49.8% of CIEL). CIEL was not part of the consolidated group of the Company but was an affiliated manager up to April 2013. CIEL, up to April 2013, provided the Company’s vessels certain ship management services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel ($0.600 in 2012). CIEL specialized, although not exclusively, in managing containerships of up to 3,500 TEU. As of June 30, 2013, CIEL did not provide technical, crewing, provisioning, bunkering, sale and purchase and accounting services, or other commercial services, to any (twelve at December 31, 2012) of the Company’s containerships. Management fees charged by CIEL in the six-month periods ended June 30, 2012 and 2013 amounted to $1,547 and $900, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2012 and June 30, 2013, amounted to $1,055 and $950, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Mr. Zhang Lei, a Chinese national who is Shanghai Costamare’s Chief Executive Officer. Mr. Zhang Lei’s (indirect) shareholding participation is in the process of being transferred to Shanghai Costamare’s General Manager, Mr. Shen XiaoDong. Shanghai Costamare is a company incorporated in Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company but is an affiliated manager. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels have been subcontracted from the Manager to Shanghai Costamare. As of June 30, 2013, Shanghai Costamare provided such services to nine (nine as of December 31, 2012) of the Company’s containerships. The balance due from/ to Shanghai Costamare at both December 31, 2012 and June 30, 2013, was $0.

4. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2013
Bunkers	268	1,748
Lubricants	7,448	10,964
Spare parts	1,682	1,673
Total	9,398	14,385

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
 (Expressed in thousands of U.S. dollars, except share and per share data)

5. Advances for Vessels Acquisitions:

(a) Advances for newbuild vessels

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,403 TEU capacity at a contract price per newbuild vessel of $95,080. These three newbuild vessels are scheduled to be delivered between December 2013 and February 2014, and the Company entered into ten-year charter party agreements from their delivery from the shipyard at a daily rate of $43 each.

On January 28, 2011, the Company, through its two wholly-owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild vessels (Hulls S4010 and S4011), each of approximately 8,827 TEU capacity. The Company entered into ten-year charter party agreements from their delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed with respect to the three 9,403 TEU vessels discussed in the preceding paragraph. The newbuild vessels MSC Athens (Hull S4010) and MSC Athos (Hull S4011) were delivered to the Company on March 14, 2013 and April 8, 2013, respectively, and the amount of $196,675, in aggregate, which includes the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net. Upon their delivery, MSC Athens and MSC Athos commenced their ten-year charter party agreement.

On April 20, 2011, the Company, through its five wholly- owned subsidiaries Quentin Shipping Co., Raymond Shipping Co., Sander Shipping Co., Terance Shipping Co. and Undine Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild vessels (Hulls S4020, S4021, S4022, S4023 and S4024), each of approximately 8,827 TEU capacity. The Company entered into long-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed on September 21, 2010, for the three approximately 9,403 TEU vessels discussed above. The newbuild vessels Valor (S4020) and Value (S4021) were delivered to the Company on June 3, 2013 and June 25, 2013, respectively, and the amount of $196,321, in aggregate, which includes the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net. Upon their delivery, Valor and Value commenced their long-term charter party agreement. The Hulls S4022, S4023 and S4024 are scheduled to be delivered to the Company during the third quarter of 2013.

The total aggregate price for all ten newbuild vessels is $953,740, payable in installments until their deliveries, of which $639,227 was paid up to June 30, 2013 ($324,329 paid up to December 31, 2012 and $314,898 paid during the six-month period ended June 30, 2013).

The amount of $339,552 and $270,547 is included in Advances for vessel acquisitions in the accompanying 2012 and 2013 consolidated balance sheets, respectively, and represents amounts paid to the shipyards and other costs, as analyzed below:

	2012	2013
Pre-delivery installments	324,329	639,227
Capitalized interest and finance costs	8,053	12,055
Other capitalized costs	7,170	12,261
Transferred to Vessels, net	-	(392,996)
Total	339,552	270,547

(b) Advances for second hand vessels

On May 14, 2013, the Company contracted to acquire the 1998 built container vessel X-Press Padma at a contract price of $4,750. As at June 30, 2013, the Company has made an advance payment of $475 representing 10% of the contract price and such amount is included in Advances for vessels acquisitions in the accompanying 2013 consolidated balance sheet. The vessel was delivered to the Company on July 3, 2013 (Note 18 (b) and (c)).

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	2,304,036	(721,691)	1,582,345
Depreciation	-	(41,477)	(41,477)
Vessel acquisitions and other vessels’ cost	47,104	-	47,104
Transfer from advances for vessel acquisitions	392,996	-	392,996
Disposals	(25,900)	22,533	(3,367)
Balance, June 30, 2013	2,718,236	(740,635)	1,977,601

During the six-month period ended June 30, 2013, the Company took delivery from the shipyard the four newbuild container vessels (Note 5 (a)) MSC Athens, MSC Athos, Valor and Value at an aggregate total cost of $392,996. Furthermore, during the six-month period ended June 30, 2013, the Company acquired three secondhand container vessels Venetiko, Petalidi (Note 18(c)) and Ensenada Express (Note 18(c)) at an aggregate price of $47,104.

On December 3, 2012, the Company contracted to sell for scrap vessel MSC Washington at a sale price of $8,154. The vessel was delivered to her scrap buyers on January 2, 2013. As of December 31, 2012, the Company had received the total sale price from the scrap buyers amounting to $7,909, net of expenses related to the sale, which is included in Other current liabilities in the 2012 consolidated balance sheet. During the six-month period ended June 30, 2013, the Company sold for scrap the container vessel MSC Austria at a sale price of $7,856. From the aforementioned sales the Company recognized a gain of $6,460, which is separately reflected in Gain on sale/disposal of vessels, net in the accompanying 2013 consolidated statement of income.

During the year ended December 31, 2012, the Company acquired five secondhand containerships, MSC Ulsan, Koroni, Kyparissia, Stadt Luebeck and Messini at an aggregate price of $73,000.

During the six-month period ended June 30, 2012, the Company sold for scrap the container vessels Gather, Gifted and Genius I at an aggregate price of $18,384 and recognized a net gain of $1,303, which is separately reflected in Gain on sale/disposal of vessels, net in the accompanying 2012 consolidated statement of income.

As of June 30, 2013, one of the Company’s vessels, having total carrying value of $4,751 was fully depreciated.

Forty-five of the Company’s vessels, having a total carrying value of $1,805,344 as of June 30, 2013, have been provided as collateral to secure the long-term debt discussed in Note 9.

7. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, December 31, 2012	11,313	22,786	34,099
Additions	93	3,903	3,996
Amortization	(611)	(4,029)	(4,640)
Write-off	-	(293)	(293)
Balance, June 30, 2013	10,795	22,367	33,162

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 9. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

7. Deferred Charges – continued:

During the six-month periods ended June 30, 2012 and 2013, two vessels and five vessels, respectively, underwent their special survey. During the six-month period ended June 30, 2013, four vessels completed their works and one vessel was in process. As of June 30, 2012 two vessels completed their works.

8. Costamare Ventures Inc.

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Agreement”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition of container vessels.  Under the Framework Agreement the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue and therefore are not jointly acquired.

Under the terms of the Framework Agreement, York has agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures has agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions.  Depending on the amount Costamare Ventures elects to invest, it is expected to hold between 25% and 49% of the equity in the entities that will be formed under the Framework Agreement and York will hold the balance.  Costamare Shipping will provide shipmanagment services to the jointly acquired vessels, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. The Framework Agreement will terminate on its sixth anniversary or upon the occurrence of certain extraordinary events.  At that time, Costamare Ventures can elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities.  The Company expects to account for these entities formed under the Framework Agreement as equity investments.

9. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)			2012	2013
1.	Credit Facility		767,164	722,219
2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	109,500	105,000
	2.	Mas Shipping Co.	54,750	51,000
	3.	Montes Shipping Co. and Kelsen Shipping Co.	102,000	96,000
	4.	Marathos Shipping Inc.	-	-
	5.	Capetanissa Maritime Corporation	60,000	57,500
	6.	Rena Maritime Corporation	57,500	55,000
	7.	Bullow Investments Inc.	-	-
	8.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co	-	-
	9.	Costamare Inc.	103,986	97,043
	10.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	32,199	89,247
	11.	Costamare Inc.	53,480	133,700
	12.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	61,120	122,240
	13.	Raymond Shipping Co. and Terance Shipping Co.	45,840	99,320
	14.	Costamare Inc.	114,350	111,350
			794,725	1,017,400
		Total	1,561,889	1,739,619
		Less-current portion	(162,169)	(192,033)
		Long-term portion	1,399,720	1,547,586

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Long-Term Debt – continued:

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the Facility. On April 4, 2011, the Company, following the sale of vessel MSC Namibia, repaid $6,610 of the Facility. Furthermore, on April 11, 2011, the Company drew down the amount of $80,852 under the Facility, which equaled the undrawn balance of the Facility as of that date of $74,242 and the amount of $6,610 discussed above.

The outstanding balance of the Facility as of June 30, 2013, is repayable in 20 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $272,758 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011, as documented in the third supplemental agreement to the Facility that the Company entered into on September 6, 2011.

On June 22, 2010, the Company entered into the second supplemental agreement to the Facility, which provided that during a two-year period ending December 31, 2011, (i) the Security Requirement ratio was reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding (maintained in accordance with the Facility) is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 to December 31, 2011, half of which (amounting to $2,995) was paid upfront upon execution of the supplemental agreement and is included in Deferred charges, net and was amortized through December 31, 2011, and (iii) subject to no Event of Default having occurred and being continuing, no lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1. Furthermore, on December 17, 2012, the Company entered into a fourth supplemental agreement which released two of the Company subsidiaries guarantors and the mortgages over their vessels, and replaced them with mortgages over two other vessels.

The Facility, as of June 30, 2013, was secured with, among other things, first priority mortgages over 17 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 17 ship-owning companies.

The Facility and certain of the term loans described under Note 9.2 below include among others, financial covenants requiring (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1.00 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000. The Company’s other term loans described under Note 9.2 below also contain financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. As at June 30, 2013, the outstanding balance of the loan of $105,000 is repayable in 10 equal semi-annual installments of $4,500, each from November 2013 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at June 30, 2013, the outstanding balance of the loan of $51,000 is repayable in 10 variable semi-annual installments from August 2013 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at June 30, 2013, the outstanding balance of the loan of $96,000 is repayable in 9 equal semi-annual installments of $6,000 each from December 2013 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Long-Term Debt – continued:

4. In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel MSC Mandraki (ex. Maersk Mandraki). The loan was fully repaid on November 16, 2012.

5. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at June 30, 2013, the outstanding balance of the loan of $57,500 is repayable in 11 equal semi-annual installments of $2,500 each from August 2013 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

6. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at June 30, 2013, the outstanding balance of the loan of $55,000 is repayable in 10 equal semi-annual installments of $2,500 each from August 2013 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

7. In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel MSC Mykonos (ex. Maersk Mykonos). The loan was fully repaid on November 16, 2012.

8. In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius I and Gifted. Following the sale of Garden in December 2011, the Company repaid the amount of $2,921 and following the sale of Gather (Note 6) in March 2012, the Company repaid the amount of $3,479. In May 2012 the Company repaid the remaining balance of the loan, amounting to $6,958, following the sale of Gifted and Genius I.

9. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of June 30, 2013, the Company has drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni, MSC Ulsan, Koroni and Kyparissia, respectively. As at June 30, 2013, the outstanding balance of the tranche (a) of the loan of $31,763 is repayable in 25 quarterly installments of $962.5 from August 2013 to July 2019 and a balloon payment of $7,700 payable together with the last installment. As at June 30, 2013, the outstanding balance of the tranche (b) of the loan of $35,700 is repayable in 26 quarterly installments of $1,050 from July 2013 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at June 30, 2013, the outstanding balance of the tranche (c) of the loan of $18,375 is repayable in 27 quarterly installments of $525 from August 2013 to January 2020 and a balloon payment of $4,200 payable together with the last installment. As at June 30, 2013, the outstanding balance of the tranche (d) of the loan of $5,602.5 is repayable in 8 quarterly installments of $466.9 from August 2013 to May 2015 and a balloon payment of $1,867.5 payable together with the last installment. As at June 30, 2013, the outstanding balance of the tranche (e) of the loan of $5,602.5 is repayable in 8 quarterly installments of $466.9 from August 2013 to May 2015 and a balloon payment of $1,867.5 payable together with the last installment.

10. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of hulls H1068A, H1069A and H1070A (Note 5). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of June 30, 2013, the Company has drawn the amount of $89,247, in aggregate, in order to partly refinance the second and third pre-delivery installment of hulls H1068A, H1069A and H1070A.

11. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of hulls S4010 and S4011 (Note 5). The credit facility is repayable in 16 consecutive semi-annual installments, the first 15 (1-15) in the amount of 1/30 of the loan outstanding commencing at the time of delivery of hulls S4010 and S4011 and a final installment in an amount equal to the 50% of the loan outstanding at the time of delivery of hulls S4010 and S4011. In April 2011, the Company drew down the amount of $26,740 in order to partly refinance the first pre-delivery installment of hulls S4010 and S4011. During the year ended December 31, 2012, the Company drew down the amount of $26,740, in aggregate, in order to partly finance the second and third pre-delivery installments of hulls S4010 and S4011. Furthermore, during the six-month period ended June 30, 2013, the Company drew down in aggregate the amount of $80,220, in order to partly finance the final installments of hulls S4010 (MSC Athens), which was delivered to the Company

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Long-Term Debt – continued:

on March 14, 2013 and S4011 (MSC Athos), which was delivered to the Company on April 8, 2013. As at June 30, 2013, the outstanding balance of the loan of $133,700 is repayable in 16 semi-annual installments of $4,456.7 from July 2013 to January 2021 and a balloon payment of $62,392.8 payable together with the last installment.

12. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of hulls S4020, S4022 and S4024 (Note 5). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in 28 consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1,273.3 per tranche each and a final (twenty- eighth) installment of $42,021 per tranche. On August 26, 2011, the Company drew down an amount of $22,920 in order to partly refinance the first pre-delivery installment of hulls S4020, S4022 and S4024. In April 2012 and May 2012, the Company drew down the amounts of $7,640 and $7,640, respectively, in order to partly finance the second pre-delivery installments of hulls S4020 and S4022. In August 2012, the Company drew down the amount of $15,280 in order to partly finance the second and the third pre-delivery installments of hulls S4024 and S4020, respectively. In December 2012, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of hull S4022. In January 2013, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of hull S4024. In May 2013, the Company drew down the amount of $53,480 in order to partly finance the final installments of hull S4020 (Valor), which was delivered to the Company on June 3, 2013. As at June 30, 2013 the tranche (a) of the loan of $76,400 relating to Hull S4020 (Valor) was drawn down in full and is repayable in 28 quarterly installments of $1,273.3 from July 2013 to April 2020 and a balloon payment of $40,747.6 payable together with the last installment.

13. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 for the financing part of the construction and acquisition cost of hulls S4021 and S4023 (Note 5). The drawdown of the facility will be made in two tranches, one for each hull. The credit facility is repayable in 28 consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1,364.3 per tranche each and a final (twenty-eighth) installment of $39,563.9 per tranche. On October 25, 2011, the Company drew down an amount of $15,280 in order to partly refinance the first pre-delivery installment of hulls S4021 and S4023. In April 2012, the Company drew down the amount of $7,640 in order to partly finance the second pre-delivery installment of hull S4021. In July 2012 and September 2012, the Company drew-down the amounts of $7,640 and $7,640, respectively, in order to partly finance the second and the third pre-delivery installments of hulls S4023 and S4021. In December 2012, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of hull S4023. In June 2013, the Company drew down the amount of $53,480 in order to partly finance the final installments of hull S4021 (Value), which was delivered to the Company on June 25, 2013. As at June 30, 2013 the tranche (a) of the loan of $76,400 relating to Hull S4021 (Value) was drawn down in full and is repayable in 28 quarterly installments of $1,364.3 from September 2013 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment.

14. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement, for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck (Note 6). The Company drew down the amount of $11,300 in August 2012 upon the delivery of the vessel Stadt Luebeck. As at June 30, 2013 the outstanding balance of $111,350 is repayable in 22 quarterly variable consecutive installments from September 2013 to December 2018 and a balloon payment of $47,850 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 100% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Long-Term Debt – continued:

The annual principal payments required to be made after June 30, 2013, are as follows:

Year ending December 31,	Amount
2013	90,669
2014	209,541
2015	211,445
2016	201,343
2017	241,704
2018 and thereafter	784,917
1,739,619

The interest rates of Costamare’s long-term debt at December 31, 2012 and June 30, 2013, were in the range of 2.71%-6.75% and 1.56%-6.75%, respectively. The weighted average interest rate as at December 31, 2012 and June 30, 2013, was 4.4% and 4.3%, respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 15) for the six-month periods ended June 30, 2012 and 2013, amounted to $38,459 and $37,535, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2012, $3,548 was capitalized and is included (a) in Advances for vessel acquisitions ($2,090) in the accompanying 2012 consolidated balance sheet and (b) in the statement of comprehensive income (loss) ($1,458), representing net settlements on interest rate swaps qualifying for cash flow hedge. Of the above amount incurred in 2013, $5,863 was capitalized and is included (a) in Advances for vessel acquisitions ($4,002) in the accompanying 2013 consolidated balance sheet and (b) in the statement of comprehensive income (loss) ($1,861), representing net settlements on interest rate swaps qualifying for cash flow hedge.

10. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2012 and June 30, 2013, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2012, the net accrued charter revenue totaling to $288 is comprised of $5,100, separately reflected in Current assets, $13,422 separately reflected in Non-current assets, and $18,234 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying December 31, 2012 consolidated balance sheet. As at June 30, 2013, the net accrued charter revenue totaling to ($6,346) is comprised of $9,306, separately reflected in Current assets, $6,702 separately reflected in Non-current assets, and $22,354 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying June 30, 2013 consolidated balance sheet. The maturities of the net accrued charter revenue as of  December 31 of each year is as follows:

Year ending December 31,	Amount
2013	(162)
2014	4,650
2015	222
2016	(6,444)
2017	(4,642)
2018	30
(6,346)

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current – continued:

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2012 and June 30, 2013, reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	2012	2013
Hires collected in advance	4,002	2,860
Charter revenue resulting from varying charter rates	18,234	22,354
Total	22,236	25,214
Less current portion	(5,595)	(3,705)
Non-current portion	16,641	21,509

11. Commitments and Contingencies:

(a) Long-term time charters: As at June 30, 2013, the Company has entered into time charter arrangements on all of its vessels in operation, including the six hulls under construction, with international liner operators. These arrangements as at June 30, 2013, have remaining terms of up to 126 months (including the time charter agreements for vessels under construction as at June 30, 2013). As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2013	228,084
2014	465,666
2015	441,330
2016	417,343
2017	371,709
2018 and thereafter	620,095
2,544,227

(b) As at June 30, 2013, as further disclosed in Note 5, the Company has entered into six shipbuilding contracts for the construction and acquisition of six newbuild vessels. The total aggregate price for all six newbuild vessels is $571,740, payable in installments until their deliveries. The remaining balance as of June 30, 2013 of $314,513 is payable as follows:

Year ending December 31,	Amount
2013	295,497
2014	19,016
314,513

(c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

12. Common Stock and Additional Paid-In Capital:

(a) Common Stock and Preferred Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

On July 20, 2010, pursuant to a rights offering authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company effected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock.

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

On March 27, 2012, the Company completed a follow-on public equity offering in the United States under the United States Securities Act of 1933, as amended. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

On October 19, 2012, the Company completed a follow-on public equity offering in the United States under the United States Securities Act of 1933, as amended. In this respect 7,000,000 shares at par value $0.0001 were issued at a public offering price of $14.00 per share, increasing the issued share capital to 74,800,000 shares. The net proceeds of the follow-on offering were $93,547.

(b) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the follow-on offerings in March 2012 and October 2012 and the net proceeds obtained for those shares.

(c) Dividends paid: During the six-month period ended June 30, 2012, the Company declared and paid, to its common stockholders, (i) the amount of $16,281 or $0.27 per common share for the fourth quarter of 2011 and (ii) the amount of $18,306 or $0.27 per common share for the first quarter of 2012. During the six-month period ended June 30, 2013, the Company declared and paid, to its common stockholders, (i) the amount of $20,196 or $0.27 per common share for the fourth quarter of 2012 and (ii) the amount of $20,196 or $0.27 per common share for the first quarter of 2013.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
 (Expressed in thousands of U.S. dollars, except share and per share data)

13. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2012	2013
Interest expense	13,773	14,841
Interest capitalized	(3,548)	(5,863)
Swap effect	24,686	22,694
Amortization of financing costs	540	611
Commitment fees	2,635	1,691
Bank charges and other	151	134
	38,237	34,108

14. Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns, with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

15. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
 (Expressed in thousands of U.S. dollars, except share and per share data)

15. Derivatives - continued:

The interest rate swap agreements designed as hedging instruments, as of December 31, 2012 and June 30, 2013, were as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2012	Fair value June 30, 2013
30/6/2008	30/6/2015	425,000	4.03%p.a.	USD LIBOR 3M BBA	(18,407)	(13,072)
30/6/2008	30/6/2015	75,000	4.03%p.a.	USD LIBOR 3M BBA	(3,248)	(2,307)
30/9/2008	30/6/2015	100,000	4.09%p.a.	USD LIBOR 3M BBA	(4,403)	(3,126)
30/9/2008	30/6/2015	250,000	4.02%p.a.	USD LIBOR 3M BBA	(10,775)	(7,655)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(2,671)	(1,778)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(2,671)	(1,778)
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	(787)	-
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	(787)	-
21/2/2007	21/2/2017	85,000	Zero cost Interest rate Collar*		(11,122)	(8,756)
4/8/2008	5/8/2013	74,000	3.60%p.a.	USD LIBOR 6M BBA	(1,592)	(806)
30/6/2011	29/6/2018	50,000	3.45%p.a.	USD LIBOR 3M BBA	(19,783)	(13,911)
30/9/2011	29/6/2018	20,000	4.05%p.a.	USD LIBOR 3M BBA	(26,075)	(19,561)
28/9/2012	29/6/2018	40,000	3.60%p.a.	USD LIBOR 3M BBA	(5,852)	(4,020)
22/8/2011	22/8/2018	65,000	2.79%p.a.	USD LIBOR 6M BBA	(5,087)	(3,248)
31/1/2013	15/12/2020	133,700	3.51%p.a.	USD LIBOR 6M BBA	(16,672)	(11,648)
15/1/2014	15/1/2021	67,781	2.94%p.a.	USD LIBOR 3M BBA	(4,931)	(2,353)
15/2/2014	15/2/2021	67,781	2.99%p.a.	USD LIBOR 3M BBA	(4,990)	(2,354)
15/3/2014	15/3/2021	67,781	3.03%p.a.	USD LIBOR 3M BBA	(5,019)	(2,329)
5/4/2013	5/4/2020	30,000	2.39%p.a.	USD LIBOR 3M BBA	(1,892)	(923)
30/4/2013	30/4/2020	30,000	2.49%p.a.	USD LIBOR 3M BBA	(1,949)	(912)
30/6/2013	30/6/2020	30,000	2.58%p.a.	USD LIBOR 3M BBA	(2,009)	(916)
30/6/2013	30/6/2020	30,000	2.41%p.a.	USD LIBOR 3M BBA	(1,751)	(692)
5/4/2013	5/4/2020	30,000	2.24%p.a.	USD LIBOR 3M BBA	(1,684)	(722)
30/4/2013	30/4/2020	30,000	2.32%p.a.	USD LIBOR 3M BBA	(1,703)	(688)
30/6/2013	30/6/2020	16,400	2.46%p.a.	USD LIBOR 3M BBA	(1,050)	(434)
30/4/2013	30/4/2020	16,400	2.38%p.a.	USD LIBOR 3M BBA	(1,030)	(381)
5/4/2013	5/4/2020	16,400	2.29%p.a.	USD LIBOR 3M BBA	(1,006)	(450)
28/6/2013	23/6/2020	76,400	1.53%p.a.	USD LIBOR 3M BBA	-	1,490
30/9/2013	30/9/2020	76,400	1.60%p.a.	USD LIBOR 3M BBA	-	1,740

				Total fair value	(158,946)	(101,590)

______________

*
Notional amount $85,000 amortizing zero-cost collar (2.23%-6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
 (Expressed in thousands of U.S. dollars, except share and per share data)

15. Derivatives - continued:

The interest rate swaps included in the table above are for the Credit Facility discussed in Note 9 and the term loans discussed in Note 9.2.1, 9.2.2, 9.2.3, 9.2.5, 9.2.6, 9.2.10, 9.2.11, 9.2.12 and 9.2.13.

In the six-month periods ended June 30, 2012 and 2013, no ineffectiveness was realized on the interest rate swaps discussed under (a) above.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of both December 31, 2012 and June 30, 2013, the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in its fair value are reflected in earnings. More specifically, the swap has a Notional amount $100,000 non-amortizing zero-cost collar (1.37%-6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. At December 31, 2012 and June 30, 2103, the fair value of this swap was a liability of $21,865 and $16,280, respectively and is included in Fair value of derivatives in the accompanying consolidated balance sheets.

(c) Foreign currency agreements: As of June 30, 2013, the Company was engaged in one Euro/U.S. dollar contracts totaling $2,500 at a forward rate of Euro/U.S. dollar 1.2876 expiring in July 2013.

As of December 31, 2012, the Company was engaged in two Euro/U.S. dollar contracts totaling $5,000 at an average forward rate of Euro/U.S. dollar 1.280 expiring in monthly intervals up to February 2013.

The total change of forward contracts fair value for the six-month period ended June 30, 2013, was a loss of $125 and for the six-month period ended June 30, 2012, was a gain of $838 and are included in Gain / (loss) on derivative instruments in the accompanying consolidated statements of income.

			The Effect of Derivative Instruments for the six-month periods ended June 30, 2012 and 2013

			Derivatives in ASC 815 Cash Flow Hedging Relationships
			Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2012	2013		2012	2013
Interest rate swaps	10,750	77,386	Gain / (loss) on derivative instruments	-	-
Reclassification to Net Income	(21,904)	(20,030)		-	-
Total	(11,154)	57,356		-	-

	Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain (Loss) Recognized on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2012	2013
Interest rate swaps	Gain / (loss) on derivative instruments	(1,517)	5,585
Forward contracts	Gain / (loss) on derivative instruments	838	(125)
Total		(679)	5,460

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
 (Expressed in thousands of U.S. dollars, except share and per share data)

16. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 9.

(b) Concentration of credit risk: Financial instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements discussed in Note 15 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 15(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2012 and June 30, 2013, the fair value of these interest rate swaps in aggregate amounted to a liability of $180,811 and $117,870, respectively.

The fair market value of the forward contracts discussed in Note 15(c) determined through Level 2 of the fair value hierarchy as at December 31, 2012 and June 30, 2013 amounted to an asset of $165 and an asset of $40, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	165	-	165	-
Interest rate swaps—liability position	(180,811)	-	(180,811)	-
Total	(180,646)	-	(180,646)	-

	June 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—Asset position	40	-	40	-
Interest rate swaps—Liability position	(117,870)	-	(117,870)	-
Total	(117,830)	-	(117,830)	-

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements – (Continued)
For the six month periods ended June 30, 2012 and 2013
 (Expressed in thousands of U.S. dollars, except share and per share data)

17. Comprehensive Income/(Loss):

During the six-month period ended June 30, 2012, other comprehensive income / (loss) decreased with net losses of $12,612 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting ($10,750), less the settlements to net income of derivatives that qualify for hedge accounting ($21,904) and (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($1,458). During the six-month period ended June 30, 2013, other comprehensive income / (loss) increased with net gains of $55,507 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting ($77,386), less the settlements to net income of derivatives that qualify for hedge accounting ($20,030), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($1,861) and (iii) the Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($12). As at June 30, 2012 and 2013, comprehensive income (loss) amounted to $33,069 and $110,798, respectively.

18. Subsequent Events:

(a) Declaration and payment of Dividends: On July 10, 2013, the Company declared a dividend for the second quarter ended June 30, 2013, of $0.27 per share, payable on August 7, 2013 to stockholders of record at the close of trading of the Company's common stock on the New York Stock Exchange on July 24, 2013.

(b) Vessel delivery: On July 3, 2013, the Company took delivery of the second hand vessel X-press Padma (Note 5(b)).

(c) Costamare Ventures: In July 2013, in accordance with the Framework Agreement (Note 8), York participated with 51% in the share capital of the ship-owning companies of the vessels Petalidi (Note 6), Ensenada Express (Note 6) and X-Press Padma (Note 5(b) and (b) above) by contributing $16,044, in aggregate. The Company’s participation of 49% in the share capital of these ship-owning companies will be accounted for as an Investment in affiliates.